July 29, 2010

Mala Noche Resources Corp.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
Canada, V6C 3E8

Primero Empresa Minera, S.A. de C.V.
Arquímedes 33 Piso 3,
Col. Polanco,
11560 México, DF

Dear: Sirs/Mesdames:

Re: Asset Purchase Agreement dated July 29, 2010 (the "Agreement") between Desarrollos Mineros San Luis, S.A. de C.V. ("DMSL"), Primero Empresa Minera, S.A. de C.V. (the "Purchaser") and Mala Noche Resources Corp. ("MLA")

This letter, together with the schedules hereto, represents the Vendor Disclosure Letter referred to in Section 1.1 of the Agreement. The Vendors hereby disclose the information set out in this Vendor Disclosure Letter for the purpose of the Agreement. Except where otherwise defined, capitalized terms used herein have the meanings given to such terms in the Agreement.

The purpose of this Vendor Disclosure Letter is to disclose to the Purchaser and MLA supporting information, exceptions and inclusions, as applicable, to the specified provision or provisions of Sections 1.1 and 2.3 of the Agreement and the representations and warranties of the Vendors set out in Section 3.1 of the Agreement (the "**Warranties**"). The contents of this Vendor Disclosure Letter shall be deemed to qualify the Warranties accordingly.

The following disclosures are made under this Vendor Disclosure Letter for the purposes of the Agreement:

Schedule 1.1(aa)	Contested Real Property
Schedule 1.1(bb)	Contested Temporary Occupancy Agreement
Schedule 1.1(cc)	Contracts
Schedule 1.1(mm)	Equipment and Personal Property
Schedule 1.1(oo)(iii)	Vendor Claims
Schedule 1.1(oo)(ix)	Excluded Assets
Schedule 1.1(pp)	Excluded Liabilities
Schedule 1.1(vvv)	Non-transferable Permits
Schedule 1.1(aaaa)	Owned Real Property
Schedule 1.1(hhhh)	Permits
Schedule 1.1(kkkk)	Personal Property Leases

Schedule 1.1(uuuu)	Real Property Leases
Schedule 1.1(yyyy)	San Dimas Concessions
Schedule 1.1(jjjjj)	Temporary Occupancy Agreements
Schedule 1.1(ppppp)	Transferable Permits
Schedule 1.1(yyyyy)	Ventanas Concessions
Schedule 1.1(ccccc)	Water Concessions
Schedule 2.3	Calculation of Net Working Capital of the Business as at March 31, 2010
Schedule 3.1(g)	Title to Assets and Permitted Encumbrances
Schedule 3.1(h)(ii)	Real Property and Mining Rights
Schedule 3.1(l)	Employees
Schedule 3.1(m)	Union Contracts
Schedule 3.1(n)	Vendor Consents
Schedule 3.1(o)	Employee Plans
Schedule 3.1(p)	Exceptions to Sufficiency of Purchased Assets

[Signature Page to Follow]

The disclosure of any matter or document herein shall not imply any representation, warranty or undertaking not expressly given as a Warranty in the Agreement, nor shall such disclosure be taken as extending the scope of any such Warranty.

Yours truly,

DESARROLLOS MINEROS SAN LUIS, S.A. de C.V.

By: *"Salvador Garcia Ledesma"*
Name: Salvador Garcia Ledesma
Title: Vice President

By: *"J. Federico Villaseñor Buchanan"*
Name: J. Federico Villaseñor Buchanan
Title: Business Development Director

SCHEDULE 1.1(aa)

CONTESTED REAL PROPERTY

EJIDO GUARISAMEY - A successful claim for title filed by Ejido Guarisamey in connection with 1,200 hectares (12 square kilometres) of land located at The Arana Hanging Wall Block between Tayoltita and Santa Rita mine. In accordance with Section 6.1(j) of the APA, Maderera will be appealing the decision of the Civil Court.

SCHEDULE 1.1(bb)

CONTESTED TEMPORARY OCCUPANCY AGREEMENT

The San Dimas Ejidos are in court trying to shorten the time period under their temporary occupancy agreement to, in effect, terminate the agreement. The "proofs" have been filed with the court that hears Ejido matters, the Unitary Agrarian Tribunal of the Seventh District residing in Durango. Evidence has been filed and the parties are awaiting the courts ruling. The claim covers 500 hectares (5 square kilometres). It is located between El Cristo Tunnel and San Luis Tunnel.

SCHEDULE 1.1(cc)

CONTRACTS

1. **Mineral Transportation**

1. Services Agreement between DMSL and Mr. Andres Diaz Lamarque dated January 1, 2008, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

2. Services Agreement between DMSL and Mr. Eleazar Mendoza Herrera dated April 20, 2009, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

3. Services Agreement between DMSL and Mrs. Elizabeth Morales Larreta dated January 2, 2007, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

4. Services Agreement between DMSL and Mr. Felipe de Jesus Moreno Gonzalez dated January 2, 2007, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

5. Services Agreement between DMSL and Mrs. Gabriela Lizarraga Delgadillo dated January 1, 2007, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

6. Services Agreement between DMSL and Mr. Hector Manuel Mendoza Herrera dated July 1, 2007, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

7. Services Agreement between DMSL and Mr. Jaime Meraz Cabrales dated September 20, 2009, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

8. Services Agreement between DMSL and Mr. Jesus Marruo Alvarado dated February 1, 2010, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

9. Services Agreement between DMSL and Mr. Juan Ramirez Marrufo dated January 2, 2007, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

10. Services Agreement between DMSL and Mrs. Maria Domitila Nunez Guerrero dated January 2, 2007, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

11. Services Agreement between DMSL and Mrs. Maria Olivia Zepeda Leyva dated January 2, 2007, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

12. Services Agreement between DMSL and Mr. Moises Moreno Mercado dated January 2, 2007, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

13. Services Agreement between DMSL and Mr. Octavio Lares Escobedo dated January 2, 2007, for the transportation of minerals and materials from the different mines and areas from the mining district of San Dimas.

14. Services Agreement between DMSL and Mrs. Paula Gonzalez Guerra dated January 2, 2007, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

15. Services Agreement between DMSL and Mr. Tirso Neri Guzman dated February 10, 2007, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

16. Services Agreement between DMSL and Mrs Rosa Acela Aguilar Nunez dated January 2, 2007, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

17. Services Agreement between DMSL and Ms. Crescencia Sandoval Lamadrid Barren dated May 9, 2008, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas. This Agreement has expired, and a renewed Services Agreement will be entered into prior to Closing.

2. Transportation Agreements

1. Services Agreement between DMSL and Mr. Agustin Meraz Vazquez dated September 1, 2009, for the transportation of Personnel and Materials through a light truck of 3.5 tons of diesel engine and gasoline model 2001, in the area of the mining district San Dimas.

2. Services Agreement between DMSL and Alianza de Autotransportes del Piaxtla, A.C., dated January 1, 2008, for the transportation of materials within the San Dimas Community, through 10 trucks and drivers.

3. Services Agreement between DMSL and Mr. Felipe de Jesus Moreno Gonzalez dated January 1, 2007, for the transportation of Personnel and Materials in the area of the mining district San Dimas.

4. Services Agreement between DMSL and Mr. Felipe de Jesus Moreno Gonzalez dated January 2, 2007, for the transportation of Personnel and Materials in the area of the mining district San Dimas.

5. Services Agreement between DMSL and Mr. Francisco Bastidas Rios dated January 2, 2007, for the transportation of Personnel and Materials in the area of the mining district San Dimas.

6. Services Agreement between DMSL and Mrs. Griselda Lizarraga Delgadillo dated January 1, 2007, for the transportation of Personnel and Materials in the area of the mining district San Dimas.

7. Services Agreement between DMSL and Mr. Jose Avelardo Galvan dated June 1, 2007, for the transportation of Personnel and Materials in the area of the mining district San Dimas, as amended June 1, 2009.

8. Services Agreement between DMSL and Mr. Jose Manuel Arana dated January 2, 2007, for the transportation of Personnel and Materials in the area of the mining district San Dimas, as amended July 31, 2007.

9. Services Agreement between DMSL and Mr. Justo Herrera Botello dated January 2, 2007, for School Transportation in the San Dimas District.

10. Services Agreement between DMSL and Mr. Renato Juarez Martinez dated January 2, 2007, for the Personnel of the Robbins machinery.

11. Services Agreement between DMSL and Mr. Roberto Corral Nery dated January 2, 2007, for the transportation of Personnel and Materials in the area of the mining district San Dimas.

12. Services Agreement between DMSL and Mrs. Nicolasa Yanez Perez dated July 1, 2009, for Personnel transportation in the area of the mining district San Dimas.

13. Services Agreement between DMSL and Mr. Tomas Neri Guzman dated January 15, 2010, for Personnel transportation in the area of the mining district San Dimas.

3. Services Agreements

1. Services Agreement between DMSL and Mr. Miguel Angel Garcia Pereda dated January 2, 2007, for construction, welding and miscellaneous services in the Beneficiary Plant in the Mining District of San Dimas.

2. Services Agreement between DMSL and La Roca Minera y Administracion, S.A. de C.V., dated January 2, 2007, in which La Roca Minera y Administracion, S.A. de C.V.S provides Personnel for the mining unit of San Dimas.

4. Maintenance Agreements

1. Services Agreement between DMSL and Mrs. Rosa Emma Morales Larreta dated January 2, 2007, in which Mrs. Rosa Emma Morales Larreta provides preparation and sampling services of diamond based exploration areas and carpentry services.

2. Services Agreement between DMSL and Mr. Servando Esquivel Garcia dated January 2, 2007, for electric maintenance of domestic and industrial power installations, among other activities.

3. Services Agreement between DMSL and Mr. Paulino Nunez Martinez dated January 2, 2007, for maintenance services among other activities.

4. Services Agreement between DMSL and Serrano Ravelo Construcciones, S. de R.L. dated March 7, 2007, for machinery services for the Las Truchas Hydroelectric Plant.

5. Services Agreement between DMSL and Mr. Martin Cardoza Arreola, dated April 1, 2007, for the provision of personnel for the mining Unit of San Dimas.

6. Services Agreement between DMSL and Mr. Patricio Eugenio Herrera Pedroza dated December 10, 2009, for obtaining permits and authorizations needed for the "Rock Waste Dump" project.

7. Services Agreement between DMSL and Mrs. Maria Elena Mapula Corral, dated January 2, 2007, for Construction and Maintenance services for the mining unit of San Dimas.

8. Services Agreement between DMSL and Lieutenant Jose Manuel Garcia Gonzalez, dated October 5, 2009, for the supervision and control of the security personnel granted by the Police Authority of Durango, Mexico.

9. Services Agreement between DMSL and Mr. Jose Valente Nevarez Samaniego, dated March 5, 2009, for exploration services for the mining unit of San Dimas.

10. Services Agreement between DMSL and Mr. Jose Ramon Sanchez Bustamante, dated January 15, 2009, for miscellaneous services for the mining unit of San Dimas.

11. Services Agreement between DMSL and Mr. Jose Luis Canales Vazquez, dated January 2, 2007, for carpentry services for the mining unit of San Dimas.

12. Services Agreement between DMSL and Mr. Humberto Contreras Miranda, dated October 5, 2007, for vigilance and security services for the mining unit of San Dimas.

13. Services Agreement between DMSL and Mr. Antonio Alberto Nunez Barren, dated January 1, 2007, for maintenance and reparation services for the machinery of the mining unit of San Dimas.

14. Services Agreement between DMSL and Ms. Maria del Carmen Ortega Samaniego dated March 1, 2007, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

15. Services Agreement between DMSL and Servicios Administrativos y Distribuidora Industrial, S.A. de C.V. dated May 1, 2009, for the transportation of minerals and materials from the different mines and areas of the mining district of San Dimas.

16. Services Agreement between DMSL and Tomas Neri Guzman dated December 31, 2008, for fire and security services in the different mines and areas of the mining district of San Dimas.

5. **Drilling Agreements**

1. Drilling Agreement between DMSL and Services Inter Lab of Mexico, S.A. de C.V, dated October 15, 2008, for the diamond based drilling services in the mining unit of San Dimas.

2. Drilling Agreement between DMSL and Mr. Jose Valente Nevarez Samaniego, dated June 10, 2009, for the diamond based drilling services in the mining unit of San Dimas.

3. Drilling Agreement between DMSL and Energold de Mexico, S.A. de C.V. dated May 25, 2008, for the diamond based drilling services in the mining unit of San Dimas, as amended April 1, 2009.

6. **Mining Construction Services Agreements**

1. Mining Construction Services Agreement between DMSL and Mr. Cesareo Alvarado Diaz dated January 15, 2010, for the development of driving and blasting services.

2. Mining Construction Services Agreement between DMSL and Demisiom, S.A. de C.V., dated January 15, 209, for the construction of ramps, and shafts.

3. Mining Construction Services Agreement between DMSL and Desarrollos MMACO, S.A. de C.V., dated June 1, 2007, for the construction of ramps, fronts, shafts and falls of minerals.

4. Mining Construction Services Agreement between DMSL and MAELSA, S.A. de C.V., dated December 10, 2009, and Amendment Agreement of February 23, 2010, for construction services.

5. Mining Construction Services Agreement between DMSL and Mr. Manuel Quintero Reyes, dated January 2, 2010, for the construction of ramps, and shafts.

6. Mining Construction Services Agreement between DMSL and Mr. Tirso Neri Guzman, dated January 15, 2010, for the construction of ramps, and shafts.

7. Mining Construction Services Agreement between DMSL and MINCAMEX, S.A. de C.V. dated January 15, 2009, for the construction of ramps, and shafts.

7. Lease Agreements

1. Lease Agreement between DMSL and Mr. Eleazar Mendoza Herrera, dated November 13, 2006, for a 3 tonne Ford F-350 XL5.

2. Lease Agreement between DMSL and Serrano Ravelo Construcciones, S. de R.L. dated July 9, 2007, for a Cat machine, model 416-D.

3. Lease Agreement between DMSL and Serrano Ravelo Construcciones, S. de R.L dated February 22, 2008, for a Cat machine, model CAT320 D.

4. Lease Agreement between DMSL and Serrano Ravelo Construcciones, S. de R.L. dated March 1, 2008, for a 930G Charger with capacity of 2.7 cubic meters.

5. Mining Equipment Lease Agreement between Atlas Copco Mexicana, S.A. de C.V. and DMSL dated May 23, 2008.

6. Master Lease Agreement between DMSL and Leasing Operations de Mexico, S. de R.L. de C.V. dated March 31, 2008.

7. Lease Agreement among between IBM de Mexico, Comercializacion Y Servicios, S.R.L. de C.V. and Luismin S.A. de C.V. dated July 31, 2007 relating to the lease of computer equipment. This agreement will not be assigned on Closing.

8. Lease Agreement between IBM de Mexico, Comercializacion Y Servicios, S.R.L. de C.V. and Luismin S.A. de C.V. dated December 26, 2007 relating to the lease of computer equipment. This agreement will not be assigned on Closing.

8. Debt Acknowledgement

1. Debt Acknowledgement Agreement and pledge between DMSL and Constructora SIOMSA, S.A. de C.V. (guaranteed by Demision, S.A. de C.V.) dated February 5, 2009 and promissory note in favour of DMSL in the amount of $11,591,863.31 Mexican pesos. As of June 30, 2010, the balance owed to DMSL is $7,866,524.63 Mexican pesos.

9. Supply Agreement

1. Fuel Supply Agreement between DMSL and Servicio Tayoltita, S.A. de C.V., dated November 20, 2009.

10. Securities Transportation Agreement

1. Transportation of Securities Agreement between DMSL and Brink's Global Services, S.A. de C.V. dated November 30, 2006.

11. Other San Dimas Agreements

1. Commodatum Agreement between DMSL and Maderera Industrial San Dimas, S. de R.L., dated April 28, 2010. Note, this Agreement will be terminated on closing.

2. Agreement between MSL and the Mining Union dated May 27, 2010 for special compensation for the workers' unions.

12. Silver Wheaton Agreements

1. Restated Silver Purchase Agreement among Luismin, S.A. de C.V., Wheaton Trading (Caymans), and Goldcorp dated March 30, 2006. Note, this agreement will not be assigned, but rather will be dealt with in the Consent Agreement.

2. Restated Silver Purchase Agreement among Wheaton Trading (Caymans), Silver Wheaton (Caymans), Goldcorp, and Silver Wheaton (Ontario) dated March 30, 2006. Note, this agreement will not be assigned, but rather will be dealt with in the Consent Agreement.

3. Notarized and Registered Mortgage Guarantee among DMSL, Goldcorp Trading (Barbados) Ltd., and Silver Wheaton (Caymans) Ltd. dated January 26, 2007. Note, this guarantee will be released on closing.

All other related security documents in connection with the items listed above.

13. Refining Agreement

1. Refining Agreement entered between DMSL and Johnson Matthey Inc., dated June 1, 2009, for the refining of the Ore coming from the San Dimas mining unit.

14. Insurance Contracts

1. Insurance policies for DMSL, MDSL, Luismin, Minera Peñasquito S.A. de C.V., Administradora de Negocios S.A. de C.V., Minas de la Alta Primeria S.A. de C.V., Goldcorp de Mexico S.A. de C.V., WCI Jeronimo Mexico S.A. de C.V., Minera Western Copper C.A. de C.V., Minera Faja de Plata S.A. de C.V. and their subsidiaries. Note, these policies will not be assigned.

15. Collective Agreements

1. Refer to the three (3) Collective Agreements listed in Schedule 3.1(m).

16. Energy Contracts

1. Electrical Energy Service entered into DMSL and Comisión Federal de Electricidad (Federal Commission of Electricity) dated March 9, 2006.

2. Interconnection Contract between Comisión Federal de Electricidad (Federal Commission of Electricity) and DMSL dated December 15, 2009.

3. CV Surplus of Electrical Energy Agreement between Comisión Federal de Electricidad and DMSL dated December 15, 2009.

17. Airplane Contracts

1. Maintenance Agreement between Transportes Aereos Terrestres S.A. de C.V. ("**TATSA**") and Foothill Aircraft Services for a 6,000 hours airframe inspection and other timely inspections such as avionics equipment, painting and upholstery.

2. Plane Lease Agreement between Aircraft Logistic Avitron, S.A. de C.V. and DMSL for the lease of a Cessna Gran Caravan, License XA TVS for two and a half months for the transportation of passengers and freight.

18. Software Agreements

1. Enterprise Licensing Agreement between Microsoft Licensing, GP and Servicios Administrativos Luisman, S.A. de C.V. dated August 18, 2009. This Agreement is not assignable.

2. Lease Agreement for Surpac Software between Gemcom Software International Inc. and DMSL.

3. Software Licenses relating to IT for the following software: MapInfo 9.5 (2), Encom Discover 9.0 (1), Contpaqi (1), Contpaq7 (1), Tricalc (1), AutoCad Civil 3D (3), RocScience Unwedge (1), Roscience Dips (1), Antivirus Eset Nod32 4.0 (160), Vnet (1), Vent Sim (1), and SAP (78). These licenses are not assignable.

SCHEDULE 1.1(mm)

EQUIPMENT AND PERSONAL PROPERTY

1. See attached list of Fixed Assets.

SCHEDULE 1.1(oo)

EXCLUDED ASSETS

VENDOR CLAIMS – Section 1.1(oo)(iii)

1. Outstanding insurance claim by DMSL relating to a rock collapse incident at Las Truchas. The claimant is David Parsons. The claim is in the amount of $1,200,000 US dollars for the damage caused by a landslide on August 10, 2008 to the water transmission pipe and the infrastructure of the Las Truchas Power Plant, including expenses incurred for the power substitution with CFE (National Network System).

2. Court File No. 6106/08-05-03-3. The claimant is MSL and the defendant is Delegacion Estatal Durango del IMSS. This claim is in connection with four (4) monetary debts in the following amounts in Mexican Pesos: 1) $42,344,304.99 2.) $14,765,934.73 3.) $16,937,722.00 4.) $5,906,373.89. This claim is pending resolution by the 3rd North-Center II Court, according to information provided by Mr. Sergio Hernández Hernández in a letter sent to Julieta Kuri on May 12th, 2010. A copy of which has been provided to the Purchaser.

3. Court File No. DA-404/2009. The claimant is MSL and the defendant is Administracion Central de Fiscalizacion del Servicio de Administracion Tributaria. MSL is appealing an order issued where MSL is required to pay Shared Profits in the sum of $6,297,156.70 (Mexican Pesos). Information in connection with this claim was provided by Mr. Alberto Mauricio Elisondo Gonzalez in a letter sent to Julieta Kuri dated May 12, 2010. A copy of which has been provided to the Purchaser.

EXCLUDED ASSETS – Section 1.1(oo)(ix)

1. Refinery Building located in Durango located *at Ciudad* Industrial Durango, State of Durango, acquired by Minas San Luis , S.A. de C.V., by means of notarial deed 24,328 granted before Mr. Jesús Bermúdez Fernández, Notary Public 8 of the city of Durango, Durango, dated June 4, 2002, registered in the Public Registry of Property of Durango under #239, page 239, volume 390, on September 5, 2002, and all buildings, installations and other real or personal assets existing on such land.

2. Contracts listed in Schedule 1.1(cc) that are not being assigned on Closing.

3. Non Transferrable Permits listed in Schedule 1.1 (uuu).

4. Environmental Permit from SEMARNAT for Servicios Administrativos Luismin, S.A. de C.V. ("**SAL**") dated November 30, 2007.

5. Environmental Permit from SEMARNAT for SAL dated May 26, 2010.

6. Explosives.

SCHEDULE 1.1(pp)

EXCLUDED LIABILITIES

1. Items 2 and 3 listed in Schedule 1.1(oo)(iii).

2. See Chart below.

Expedient No.	Claimant(s)	Defendant(s)	Status
Federal Special Council No. 27 of Conciliation and Arbitration residing in Durango			
551/2009	Rosalio Marte Moncada García and Cesar Mauricio Moncada García	Minas de San Luis, S.A. de C.V.	Three-phase hearing regarding roads, pipelines and tunnels is to take place at 9 AM on July 8th, 2010. This trial previously had the Expedient Number 116/2007.
140/2007	Santos García Chavez	Minas de San Luis, S.A. de C.V. and Eusebio Solís Pacheco	For lack of notice, the hearing did not occur. The Council decided to give the claimant three days to report a new address in order to not start the expiration period.
19/2007	Santos García Chavez	Construcciones Metálicas Solís Hnos. Eusebio Solís Pacheco and Luismin, S.A. de C.V.	The hearing did not occur on August 4th, 2009 due to the lack of notice of the co-defendant. The Council agreed to compel the claimant to report their new address.
Federal Special Council No. 42 of Conciliation and Arbitration residing in Torreon, Coah.			
600/07	Jorge Moya Dueñez	Minas de San Luis, S.A. de C.V., Servicios Adminstrativos Luismin, S.A. de C.V., Tomas García Terrazas, and Jesús Gerardo García Bermúdez	The hearing of offering and admission of evidence will take place August 4 at 10 AM
502/2009	Manuel De Jesus Sanchez Garcia	Instituto Mexicano del Seguro Socialyotros	The claimant is claiming IMSS and MSL did not

Expedient No.	Claimant(s)	Defendant(s)	Status
		("IMSS")	cover the full incapacity pension due in connection with an accident that occurred on July 7, 2007. Next hearing is schedule for October 1, 2010.

SCHEDULE 1.1(vvv)

NON-TRANSFERABLE PERMITS

1. Explosives Permit for Sinaloa from the Secretaria De La Defensa Nacional for DMSL dated January 1, 2010.

2. Explosives Permit for Durango from the Secretaria De La Defensa Nacional for DMSL dated January 1, 2010.

The above explosive permits held by DMSL issued by the National Defence Department: General Registry Office for the Registry of Firearms and Control of Explosives, cannot be transferred. The Purchaser will be required to obtain its own explosives permits.

3. Aerodrome and Workshop Maintenance Permits. These permits cannot be transferred. The Purchaser will need to obtain its own Aerodrome and Maintenance Workshop Permits.

SCHEDULE 1.1(aaaa)

OWNED REAL PROPERTY

Part A

1.- Propiedad ubicada en Parroquia 10, Tayoltitla, Durango, con una superficie de 350.20 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 18,177 otorgada por el Lic. Jesús Bermúdez Barba, Notario Público 8 de Durango, Dgo.	1.- Property located at Parroquia 10, Tayoltitla, Durango, with an area of 350.20 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 18,177 granted by Mr. Jesús Bermúdez Barba, Notary Public 8 of Durango, Dgo.
2.- Propiedad ubicada en Buena Vista, Barrio Buena Visa, Tayoltita, Durango, con una superficie de 330 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 30,157 otorgada por el Lic. Héctor Vega Franco, Notario Público 13 de Durango, Dgo.	2.- Property located at Buena Vista, Barrio Buena Vista, Tayoltita, Durango, with an area of 330 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 30,157 granted by Mr. Héctor Vega Franco, Notary Public 13 of Durango, Dgo.
3.- Propiedad ubicada en el Barrio de la Huerta, Tayoltita, Durango, con una superficie de 309.72 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 20,245 otorgada por el Lic. Jesús Bermúdez Barba, Notario Público 8 de Durango, Dgo.	3.- Property located at Barrio de la Huerta, Tayoltita, Durango, with an area of 309.72 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 20,245 granted by Mr. Jesús Bermúdez Barba, Notary Public 8 of Durango, Dgo.
4.- Propiedad ubicada en el Barrio del Cine, Tayoltita, Durango, con una superficie de 500 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 259 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.	4.- Property located at Barrio del Cine, Tayoltita, Durango, with an area of 500 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 259 granted by the Court in First Instance of Tayoltita, Durango.
5.- Propiedad ubicada en el Barrio del Cine, Tayoltita, Durango, con una superficie de 705 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 27 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.	5.- Property located at Barrio el Cine, Tayoltita, Durango with an area of 705 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 27 granted by the Court in First Instance of Tayoltita, Durango.
	6.- Property located at Vicente Guerrero

6.- Propiedad ubicada en Vicente Guerrero 24, Tayoltita, Durango, con una superficie de 522.50 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 303 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango. 7.- Propiedad ubicada en el Barrio de los Fresnos, Tayoltita, Durango, con una superficie de 1,692 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 417 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango. 8.- Propiedad "La Tecolota" ubicada en Tayoltita, Durango, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 4338 otorgada por el Lic. Mario Garcíadiego González, Notario Público 184 del Distrito Federal. 9.- Propiedad "Truchas" ubicada en San Dimas, Durango, con una superficie de 622 Has., propiedad "Las Cupias" ubicada en San Dimas, Durango, con una superficie de 173 Has., y una porción de Fracc. A, Fracc. B y Fracc. C. de lote ubicado en San Dimas Durango, todos de Minas de San Luis, S.A. de C.V., según consta en escrituras públicas 59 y 318 otorgadas por el Lic. Carlos G. Velasco Nájar, Notario Público 1 de San Juan del Río, Durango y Notario Público 2 de Santiago Papasquiaro, Durango. 10.- Propiedad ubicada en Comercio s/n, Tayoltita, Durango, con una superficie de 70 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 69 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.	24, Tayoltita, Durango with an area of 522.50 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 303 granted by the Court in First Instance of Tayoltita, Durango. 7.- Property located at Barrio de los Fresnos, Tayoltita, Durango with an area of 1,692 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 417 granted by the Court in First Instance of Tayoltita, Durango. 8.- "La Tecolota" property located at Tayoltita, Durango, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 4338 granted by Mr. Mario Garcíadiego González, Notary Public 184 of the Federal District. 9.- "Truchas" property located at San Dimas, Durango, with an area of 622 Has., "Las Cupias" property located at San Dimas, Durango, with an area of 173 Has., and a portion of Fracc. A, Fracc. B and Fracc. C of a lot located at San Dimas, Durango, all of them owned by Minas de San Luis, S.A. de C.V., as evidenced in public deeds 59 and 318 granted by Mr. Carlos G. Velasco Nájar, Notary Public 1 of San Juan del Río, Durango, and Notary Public 2 of Santiago Papasquiaro, Durango. 10.- Property located at Comercio s/n, Tayoltita, Durango with an area of 70 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 69 granted by the Court in First Instance of Tayoltita, Durango. 11.- Property located at Barrio Buena Vista s/n, Tayoltita, Durango with an area of 253 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 90 granted by the Court in

11.- Propiedad ubicada en el Barrio Buena Vista s/n, Tayoltita, Durango, con una superficie de 253 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 90 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango. 12.- Propiedad ubicada en el Barrio del Hospital, Tayoltita, Durango, con una superficie de 470 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 391 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango. 13.- Propiedad ubicada en Vicente Guerrero 20, Tayoltita, Durango, con una superficie de 226 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura privaia otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango, que contiene el contrato respectivo de compraventa. 14.- Propiedad ubicada sobre la parte suroeste y noreste del poblado de Tayoltita, San Dimas Dgo. y sobre el Rio Piaxtla, de Maderera Industrial Duranguense, S.A. de C.V.; colindando en su lado norte con terrenos propiedad de Minas de San Luis, S.A. de C.V.; Al Noreste con terrenos del Ejido las Huertas; al sureste con los Ejidos de Guarizamey y Guamuchil y Anexos. Superficie 1,750 has., de las cuales 1,482 has. Son las afectadas por el Ejido Guarizamey.		First Instance of Tayoltita, Durango. 12.- Property located at Barrio del Hospital, Tayoltita, Durango with an area of 470 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 391 granted by the Court in First Instance of Tayoltita, Durango. 13.- Property located at Vicente Guerrero 20, Tayoltita, Durango with an area of 226 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in private deed granted by the Court in First Instance of Tayoltita, Durango, containing the respective purchase sale agreement. 14.- Property located in the sw and ne part of Tayoltita, San Dimas Dgo. And over the Piaxtla River owned by Maderera Industrial Duranguense, S.A. de C.V; bordering to the north with properties of Minas de San Luis, S.A. de C.V.; To the northwest with land owned by Ejido las Huertas; to the southwest with Ejidos Guarizamey and Guamuchil y Anexos. Total area 1,750 has., of which 1,482 has. are affected by the Ejido Guarisamey.

Part B – Owned Real Property Matters

It is not possible at this time to provide the exact boundaries of the Owned Real Property as reductions, alterations and/ or modifications to the dimensions and/or boundaries have taken place since the land was purchased, in some cases, in the nineteenth century. In addition, real property donations have been made to the Durango State Government in connection with certain services provided to the San Dimas Municipality which have not been recorded in the public registry. As a result, the amount of Owned Real Property will be less than the property described in the deeds listed above.

SCHEDULE 1.1(hhhh)

PERMITS

1. Explosives Permit for Durango issued by the Secretaria De La Defensa Nacional for DMSL dated January 1, 2010.
2. Explosives Permit for Sinaloa issued by the Secretaria De La Defensa Nacional for DMSL dated January 1, 2010.
3. Environmental Permit issued by SEMARNAT for DMSL dated December 23, 2005.
4. Environmental Permit issued by SEMARNAT for DMSL dated July 31, 2006.
5. Environmental Permit issued by SEMARNAT for DMSL dated December 13, 2006.
6. Environmental Permit issued by SEMARNAT for DMSL dated July 26, 2007.
7. Environmental Permit issued by SEMARNAT for DMSL dated December 11, 2009.
8. Environmental Permit issued by CONAGUA for MDSL dated August 31, 2005.
9. Environmental Permit issued by CONAGUA for MDSL dated September 21, 2005.
10. Federal Electric Commission permit no. RPU624920905815. Policy bond no. 1050561.
11. Regulatory Energy Commission permit no. E/785/AUT/2008.
12. Aerodrome and Maintenance Workshop Permits.
13. Environmental Permit issued by SEMARNAT relating to Hospital Tayoltita dated January 26, 2007 and May 5, 2009.
14. Permit regarding the process for the registration of DMSL (Tayoltita Medical Services Unit) as a generator of hazardous waste dated March 7, 2009.
15. AO200-0422-2005 (densimeter ray gama) maximum capacity allow 20.35000 GBq, in favor of MSL, granted before the Secretary of Energy, National Commission of Nuclear Security and Defense. Validity since March 23, 2005 to March 23, 2010).
16. Operation license number AOO-0156-2007 (metal analyzer) maximum capacity allow 8.40000 GBq, in favor of MSL, granted before the Secretary of Energy, National Commission of Nuclear Security and Defense, validity since February 21, 2007 to February 21, 2012.
17. Permit from Centro SCT Durango for the operation of the microwave towers.

SCHEDULE 1.1(kkkk)

PERSONAL PROPERTY LEASES

1. Lease Agreement among DMSL and Eleazar Mendoza Herrera dated November 13, 2006 relating to lease of 3-tonne truck.

2. Master Lease Agreement among DMSL as lessee and Leasing Operations de Mexico, S. de R.L. de C.V. as lessor dated March 31, 2008 relating to lease of certain equipment.

   (a) Amendment to Master Lease Agreement among DMSL and Leasing Operations de Mexico, S. de R.L. de C.V. dated May 26, 2008. Related Confidentiality Agreement dated March 14, 2008.

   (b) Schedule No. 001 to Master Lease Agreement dated March 31, 2008 among DMSL and Leasing Operations de Mexico, S. de R.L. de C.V. describing payment terms and certain jumbo dual power hydroelectric diesel equipment.

   (c) Schedule No. 002 to Master Lease Agreement dated March 31, 2008 among DMSL and Leasing Operations de Mexico, S. de R.L. de C.V. describing payments terms and 13-tonne truck.

   (d) Schedule A No. 003 to Master Lease Agreement dated March 31, 2008 among DMSL and Leasing Operations de Mexico, S. de R.L. de C.V. describing payment terms and Caterpillar LHD.

   (e) Schedule No. 004 to Master Lease Agreement dated March 31, 2008 among DMSL and Leasing Operations de Mexico, S. de R.L. de C.V. describing payment terms and certain underground mining equipment.

   (f) Schedule A No. 005 to Master Lease Agreement dated March 31, 2008 among DMSL and Leasing Operations de Mexico, S. de R.L. de C.V. describing payment terms and certain mining equipment.

3. Mining Equipment Lease Agreement between Atlas Copco Mexicana, S.A. de C.V. and DMSL dated May 23, 2008.

4. Lease Agreement for CAT excavator between Serrano Ravelo Constructions S. de R.L. de C.V. and DMSL dated July 9, 2007.

5. Lease Agreement for Caterpillar excavator among DMSL and Serrano Ravelo Construcciones, S. de R.L. dated February 22, 2008.

6. Lease Agreement for certain mining equipment among DMSL and Serrano Ravelo Construcciones S. de R.L. de C.V. dated March 1, 2008.

7. Lease Agreement among between IBM de Mexico, Comercializacion Y Servicios, S.R.L. de C.V. and Luismin S.A. de C.V. dated July 31, 2007 relating to the lease of computer equipment. This agreement will not be assigned on Closing.

8. Lease Agreement between IBM de Mexico, Comercializacion Y Servicios, S.R.L. de C.V. and Luismin S.A. de C.V. dated December 26, 2007 relating to the lease of computer equipment. This agreement will not be assigned on Closing.

SCHEDULE 1.1(uuuu)

REAL PROPERTY LEASES

1. Lease Agreement between Maderera Industrial San Dimas, S.A. de R.L., as lessor and Servicio Tayoltita S.A. de C.V., as lessee dated January 20, 2009, relating to a parcel of land in San Dimas, Durango.

SCHEDULE 1.1(yyyy)

SAN DIMAS CONCESSIONS

See attached.

Dessarrollos Mineros San Luis, S.A. de C.V.

MINING CONCESSIONS IN THE MINING DISTRICT SAN DIMAS

No.	LOT	FILE	TITLE	TERM		AREA Has.	MUNICIPALITY	State	Registration		
				FROM	TO				VOL.	PAGE	ACT
1	San Manuel	11140	151174	3/24/1969	3/23/2019	103.8914	San Dimas	Dgo.	184	58	228
2	Chela	025/11851	153116	7/14/1970	7/13/2020	253.7101	San Dimas	Dgo.	188	113	450
3	Resurgimiento	025/9788	165046	8/23/1979	8/22/2029	93.0000	San Dimas	Dgo.	217	82	326
4	Yolanda	025/02863	165489	10/30/1979	10/29/2029	10.0000	San Dimas	Dgo.	217	138	549
5	San Luis I	025/02004	165682	11/28/1979	11/27/2029	391.0764	San Dimas	Dgo.	217	161	642
6	San Luis 2	042/00751	165683	11/28/1979	11/27/2029	474.4932	San Dimas	Dgo.	217	162	643
7	San Luis 3	042/00752	165981	2/4/1980	2/3/2030	307.1617	San Dimas	Dgo.	219	1	1
8	El Reliz	025/14976	166064	2/20/1980	2/19/2030	8.0000	San Dimas	Dgo.	220	2	4
9	Carrizo	025/00108	166615	6/27/1980	6/26/2030	2.0000	San Dimas	Dgo.	220	80	315
10	San Daniel	321.1/2/36	172411	12/15/1983	12/14/2033	322.0000	San Ignacio	Sin	235	39	151
11	Castellana Uno	321.1/2/109	176291	8/26/1985	8/25/2035	107.7325	San Dimas	Dgo.	238	144	571
12	Libia Estela	002/00067	177195	3/4/1986	3/3/2036	150.6840	San Dimas	Dgo.	239	78	275
13	Promontorio	025/02510	177826	4/26/1986	4/25/2036	2.0000	San Dimas	Dgo.	239	147	586
14	San Miguel	002/00233	178938	10/28/1986	10/27/2036	66.0000	San Dimas	Dgo.	242	95	378
15	San Vicente Frac. Suroeste	002/00244	179299	12/8/1986	12/7/2036	300.0000	San Ignacio	Sin	242	141	559
16	Ampl. El Reliz	321.1/2/110	179954	3/23/1987	3/22/2037	96.2687	San Dimas	Dgo.	244	34	134
17	La Castellana	321.1/2-30	180164	3/24/1987	3/23/2037	89.8893	San Dimas	Dgo.	244	57	224
18	Hueco 2	009/00276	180165	3/24/1987	3/23/2037	0.0917	San Dimas	Dgo.	244	57	225
19	Juan Manuel	321.1/9-35	180260	3/24/1987	3/23/2037	16.1339	San Dimas	Dgo.	244	71	380
20	A. Noche Buena en Frapop.	002/00234	180679	7/14/1987	7/13/2037	233.5686	San Dimas	Dgo.	243	126	499
21	San Vicente Frac. Norte	321.1/2-245	180933	8/14/1987	8/13/2037	430.0000	San Ignacio	Sin	244	154	613
22	Noche Buena en Frapopan	002/00248	182516	7/15/1988	7/14/2038	400.0000	San Ignacio	Sin	247	165	656
23	Am. Nvo. Contaestaca F.B.	002/00396	183980	11/25/1988	11/24/2038	405.7190	San Ignacio	Sin	250	156	620
24	Guarisamey III	321.1/2-418	184239	2/15/1989	2/14/2039	115.1343	San Dimas	Dgo.	249	191	759
25	Am. Nvo. Contaestaca F.A.	321.1/2-395	184991	12/13/1989	12/12/2039	318.8020	San Ignacio	Sin	251	94	371
26	El Favorable	321.1/9-428	185109	12/14/1989	12/13/2039	451.9589	San Dimas	Dgo.	251	108	429
27	Hueco 1	321.1/2-97	185138	12/14/1989	12/13/2039	0.3607	San Dimas	Dgo.	252	110	438
28	Nvo. Contaestaca F.W.	321.1/2-323	185479	12/14/1989	12/13/2039	324.0000	San Ignacio	Sin	251	156	619
29	Armida Sur	321.1/2-540	185763	12/14/1989	12/13/2039	5.5441	San Dimas	Dgo.	252	187	743
30	La Fe	321.1/2-625	185842	12/14/1989	12/13/2039	38.9091	San Dimas	Dgo.	256	6	22
31	Juan Manuel Dos	321.1/2-31	185853	12/14/1989	12/13/2039	3.7207	San Dimas	Dgo.	256	9	33
32	Guarisamey Frac. B	321.1/2-588	185891	12/14/1989	12/13/2039	330.4353	San Dimas	Dgo.	256	14	51
33	Guarisamey Frac. A	321.1/2-587	185892	12/14/1989	12/13/2039	377.4990	San Dimas	Dgo.	256	14	52
34	Armida Sur Frac. II	321.1/2-623	186277	3/22/1990	3/21/2040	2.9381	San Dimas	Dgo.	255	65	257
35	Am. Nvo. Contaestaca F.C.	321.1/2-397	186378	3/29/1990	3/28/2040	474.4759	San Ignacio	Sin	256	75	298
36	San Miguel I	321.1/2-645	186901	5/17/1990	5/16/2040	172.0582	San Dimas	Dgo.	255	141	561
37	San Miguel 2	321.1/2-646	186902	5/17/1990	5/16/2040	452.0000	San Dimas	Dgo.	255	141	562
38	Hueco Guarisamey	321.1/2-670	186949	5/17/1990	5/16/2040	6.1651	San Dimas	Dgo.	255	148	589
39	Armida Sur Frac. I	321.1/2-601	189678	12/6/1990	12/5/2040	0.7607	San Dimas	Dgo.	259	135	538
40	Hueco Tayoltita	321.1/2-717	191055	4/29/1991	4/28/2041	27.8795	San Dimas	Dgo.	262	90	355
41	La Soledad	321.1/2-700	191661	12/19/1991	12/18/2041	20.5031	San Dimas	Dgo.	261	166	661
42	Juan Manuel Tres	321.1/2-619	194784	6/15/1992	6/14/2042	334.5201	San Dimas	Dgo.	268	167	664
43	Guarisamey II	321.1/2-514	195198	8/25/1992	8/24/2042	89.4634	San Dimas	Dgo.	269	79	158
44	Armida	321.1/2-325	195215	8/25/1992	8/24/2042	98.2417	San Dimas	Dgo.	269	88	175
45	Nuevo Contraestaca F. Este	321.1/2-324	196309	7/16/1993	7/15/2043	376.0000	San Ignacio	Sin	271	85	169
46	Guarisamey IV Frac. A	2/1.3/1004	196363	7/16/1993	7/15/2043	319.6344	San Dimas	Dgo.	271	112	223
47	Tayoltita Norte	2/1.3/00995	196367	7/16/1993	7/15/2043	2,650.2912	San Dimas	Dgo.	271	114	227
48	Amp. SW Contraestaca	2/1.3/1025	198339	11/19/1993	11/18/2043	662.8135	San Ignacio	Sin.	277	20	39
49	Alicia II	2/1.3/1033	198408	11/26/1993	11/25/2043	204.4142	San Dimas	Dgo.	277	54	108
50	Tayoltita	2/1.3/1039	198571	11/30/1993	11/29/2043	2,319.5200	San Dimas	Dgo.	277	136	271
51	Tayoltita Oeste	2/1.3/1031	201555	10/11/1995	10/10/2045	1,395.0000	San Ignacio	Sin.	286	8	15
52	Guarisamey V Frac. 1	2/1.3/1229	203798	9/30/1996	9/29/2046	333.0000	San Dimas	Dgo.	292	49	98
53	Guarisamey V Frac. NE	2/1.3/1231	203799	9/30/1996	9/29/2046	253.4236	San Dimas	Dgo.	292	50	99
54	Guarisamey Sur	2/1.3/1547	208834	12/15/1998	12/14/2048	3,025.8239	San Dimas	Dgo.	306	47	94
55	Guarisamey Norte	2/1.3/1549	209396	4/9/1999	4/8/2049	489.7110	San Dimas	Dgo.	307	148	296
56	Contraestaca Norte	2/1.3/1441	209592	8/3/1999	8/2/2049	237.0914	San Ignacio	Sin	308	66	132
57	Guarisamey IV Frac. B	2/1.3/1548	209606	8/3/1999	8/2/2049	320.7168	San Dimas	Dgo.	308	73	146
58	San Luis Norte 1	025/25313	215251	2/14/2002	2/13/2052	174.8316	San Dimas	Dgo.	324	16	31
59	San Luis Norte 2	025/25314	215252	2/14/2002	2/13/2052	65.6208	San Dimas	Dgo.	324	16	32
60	San Luis Norte 3	025/25315	215253	2/14/2002	2/13/2052	838.8994	San Dimas	Dgo.	324	17	33
61	Tayoltita Sur	2/2.4/02118	215615	12/12/1996	12/11/2046	783.7122	San Dimas	Dgo.	325	18	35
62	San Miguel 3	2/1/02438	223676	2/2/2005	2/1/2055	3.4720	San Dimas	Dgo.	347	88	176
63	Guarisamey Suroeste	2/1/02479	223782	2/15/2005	2/14/2055	358.5774	San Dimas	Dgo.	347	141	282
TOTAL HECTARES:						22,721.5748					

MINING CONCESSIONS IN THE MINING DISTRICT SAN DIMAS

No.	LOT	FILE	TITLE	TERM		AREA Has.	Municipality	State	Registration		
				FROM	TO				VOL.	PAGE	ACT
64	Ampl. Tayoltita Nte.	2/1.121-2117	215331	4/19/1994	4/18/2044	1,949.8447	San Dimas	Dgo.	324	56	111
65	Tahonitas	025/31180	221050	11/14/2003	11/13/2053	283.0000	San Dimas	Dgo.	340	35	70
66	Frac. Ampl. Noche Buena en Frapopan	025/34253	180679	14/06/1987	13/07/2037	3-33-5686	San Dimas	Dgo.	47	126	499
TOTAL HECTARES:						2,232.8447					

SCHEDULE 1.1 (iiiii)

TEMPORARY OCCUPANCY AGREEMENTS

1. Agreement between MSL and Ejido Las Lajas dated February 7, 1997 re San Ignacio building and microwave tower.

2. Letter Agreement to use a fraction of land where the Frailes Antenna (microwave tower) is located at Frailes Peak between SAL, MSL and Ejido La Cana.

3. See attached chart.

TEMPORARY OCCUPATION AGREEMENTS WITH THE FOLLOWING EJIDOS

TENANCY	DATE		TERM	OBJECT OF	REGISTRATION	HAS.	BENEFIT HOLDER	LOCATION	UNIT OR
	CONTRACT	CONV. MOD.		CONTRACT	REG. AG. NAL.	OCCUPIED	CONTRACT		PROYECT
POTRERO O RINCON DE LA C.	May. 17-1984	26-Jul-05	Extendable-30 Years	Expl.expl.		294.2200	Desarrollos Mineros	San Ignacio, Sin.	San Dimas
GUAMUCHIL	Oct. 01-1990	June 18 2006	Extendable-30 Years	Various	F-11 T-5º Julio 7 2006	30.3600	Desarrollos Mineros	San Dimas, Dgo.	San Dimas
GUARISAMEY	Oct. 20-1990		Vig.Concesiones Min.	Electric Line		25.7400	Minas de San Luis	San Dimas, Dgo.	San Dimas
SAN BARTOLO	Nov. 15-1990		Vig.Concesiones Min.	Electric Line		0.9900	Minas de San Luis	San Dimas, Dgo.	San Dimas
EL PALMARITO	Nov. 21-1990		Vig.Concesiones Min.	Legal Rights		35.5000	Minas de San Luis	San Dimas, Dgo.	San Dimas
SAN JOSE DE CAUSAS	Nov.27-1990		Vig.Concesiones Min.	Electric Line		25.1600	Minas de San Luis	San Dimas, Dgo.	San Dimas
SAN PEDRO VILLA CORONA	June 03-1994		Vig.Concesiones Min.	Electric Line		Does not menti	Minas de San Luis	San Dimas, Dgo.	San Dimas
VILLA CORONA	Oct. 17-1995		Vig.Concesiones Min.	Linea Elect.-Expl.		76.0000	Minas de San Luis	San Dimas, Dgo.	Mala Noche
YAMORIBA	Mar. 14-1996	30/Oct./2005	Extendable-30 Years	Electric Line	F-38 T-5º Agosto 07	4.9000	Desarrollos Mineros	San Dimas, Dgo.	San Dimas
LAS HUERTAS	May. 07-1996		Vig.Concesiones Min.	Electric Line		24.0000	Minas de San Luis	San Dimas, Dgo.	San Dimas
HUAHUAPAN	Nov. 24-1985	12/Nov./2006	To Perpetuity	Legal rights	F-26 T-5º Enero 07	4.6250	Desarrollos Mineros	San Dimas, Dgo.	San Dimas
SAN DIMAS	Nov. 21-1989	10 de Abril de 2005	Extendable-30 Years	Various		223.0000	Minas de San Luis	San Dimas, Dgo.	San Dimas
PUENTECILLAS	June 8 2007		To Perpetuity	Right of Way		78.1941	Desarrollos Mineros	San Dimas, Dgo.	Truchas
CARBONERAS	Sep. 12, 2007			Road Up grade		75.0000	Desarrollos Mineros	Carboneras y San Miguel de las Cruces	Truchas
LA MANGA	Jan. 27 2006		To Perpetuity	Serv. Legal de pas	F-9 T-5º junio 6-2006	4.4377	Desarrollos Mineros	San Dimas, Dgo.	Truchas
ADÁN AGUILERA MEDINA Y HÉCTOR ALFREDO AGUILAR MEDINA	Feb. 29, 2009		Vig. Concesiones Min.	Expl. Explt.		5.0000	Desarrollos Mineros		
JOSÉ LEONEL BURCIAGA ALCANTAR	Feb. 29, 2009		Vig. Concesiones Min.	Expl. Explt.		30.0000	Desarrollos Mineros		
San Francisco de Los Lobos	May 17, 2006		To Perpetuity	Right of Way		4.2243	Desarrollos Mineros	San Dimas, Dgo.	Truchas
San Francisco de los Lobos	May 15, 2007		To Perpetuity	Right of Way		1.2072	Desarrollos Mineros	San Dimas, Dgo.	Truchas
244 Coowners (Leonel De Jesús Rodriguez)	May 16, 2006		To Perpetuity	Right of Way		4.2243	Desarrollos Mineros	San Dimas, Dgo.	Truchas
Total occupied hectares:						**944.7826**			

SCHEDULE 1.1(ppppp)

TRANSFERABLE PERMITS

1. Environmental Permit issued by SEMARNAT for DMSL dated December 23, 2005.
2. Environmental Permit issued by SEMARNAT for DMSL dated July 31, 2006.
3. Environmental Permit issued by SEMARNAT for DMSL dated December 13, 2006.
4. Environmental Permit issued by SEMARNAT for DMSL dated July 26, 2007.
5. Environmental Permit issued by SEMARNAT for DMSL dated December 11, 2009.
6. Environmental Permit issued by CONAGUA for DMSL dated August 31, 2005.
7. Environmental Permit issued by CONAGUA for DMSL dated September 21, 2005.
8. Federal Electric Commission permit no. RPU624920905815. Policy bond no. 1050561.
9. Regulatory Energy Commission permit no. E/785/AUT/2008.
10. Environmental Permit from SEMARNAT relating to Hospital Tayoltita dated January 26, 2007 and May 5, 2009.
11. Permit regarding the process for the registration of DMSL (Tayoltita Medical Services Unit) as a generator of hazardous waste dated March 7, 2009.
12. AO200-0422-2005 (densimeter ray gama) maximum capacity allow 20.35000 GBq, in favor of Minas de San Luis, S.A. de C.V., granted before the Secretary of Energy, National Commission of Nuclear Security and Defense. Validity since March 23, 2005 to March 23, 2010). (we are preparing the information for the renewal of this permit).
13. Operation license number AOO-0156-2007 (metal analyzer) maximum capacity allow 8.40000 GBq, in favor of Minas de San Luis, S.A. de C.V., grated before the Secretary of Energy, National Commission of Nuclear Security and Defense, validity since February 21, 2007 to February 21, 2012 .
14. Permit issued by Centro SCT Durango in connection with the operation of the microwave tower. Purchaser will need to apply for a change in the register and at the same time the Vendors permit will be cancelled.

Items 8 and 9 will require a filing process to be completed with the Regulatory Energy Commission to assign the permits. This will be completed post closing.

SCHEDULE 1.1(yyyyy)

VENTANAS CONCESSIONS

MINING CONCESSIONS IN MALA NOCHE (VENTANAS) PROJECT, LOCATED IN SAN DIMAS, DGO., MEXICO

No.	NAME	SURFACE Ha.	FILE	TITLE	VALIDITY		MINING TAXES, PESOS		
					FROM	TO	JAN. 05	JUL. 05	YEAR 05
1	La Prieta	9.0000	11897	151613	7/11/1969	7/10/2019	907	952	1,859
2	Maria Elena	22.0000	025/00702	167072	8/29/1980	8/28/2030	2,217	2,328	4,545
3	El Rosario	15.0000	025/01802	167073	8/29/1980	8/28/2030	1,512	1,588	3,100
4	Mina Grande	9.0000	025/01787	167074	8/29/1980	8/28/2030	907	952	1,859
5	Buen Dia	57.4732	025/01498	167075	8/29/1980	8/28/2030	5,793	6,083	11,876
6	Noche Buena	55.0000	025/01723	167076	8/29/1980	8/28/2030	5,543	5,820	11,363
7	Josefina	3.0000	025/01670	167077	8/29/1980	8/28/2030	302	317	619
8	San Cayetano	22.0000	025/01432	167078	8/29/1980	8/28/2030	2,217	2,328	4,545
9	California	6.0000	025/01500	167079	8/29/1980	8/28/2030	605	635	1,240
10	San Miguel	64.0000	025/01518	167080	8/29/1980	8/28/2030	6,451	6,774	13,225

		SURFACE			VALIDITY		MINING TAXES, PESOS		
11	Concepcion	6.3984	025/01809	169369	11/12/1981	11/11/2031	645	677	1,322
12	Mala Noche	499.0671	321.1/2-263	184834	12/5/1989	12/4/2039	50,301	52,816	103,117
13	Los Chabelos	197.0000	321.1/2-578	186020	12/14/1989	12/13/2039	19,856	20,849	40,705
14	Los Muros	30.0000	2/1.3/1113	203662	9/13/1996	9/12/2046	3,024	3,175	6,199
15	Ampl. La Prieta	110.1412	2/1.3/1248	203983	11/26/1996	11/25/2046	11,101	11,656	22,757
16	Cuquita	40.7218	2/1.3/1256	204383	2/13/1997	2/12/2047	4,104	4,309	8,413
17	Tayoltita I Frac. A	226.0924	2/1.3/1727	210494	10/8/1999	10/7/2049	6,475	6,799	13,274
18	Tayoltita 1 Frac. B	439.6977	2/1.3-01610	210773	11/26/1999	11/25/2049	12,593	13,223	25,816
19	Mala Noche Frac. Sur	191.0000	2/2.4/02128	214781	12/5/1989	12/4/2039	19,251	20,214	39,465
20	El Colorin Frac. Sur	151.0964	2/2.4/02131	214785	11/23/1988	11/22/2038	15,229	15,990	31,219
21	Ampl. El Rosario	88.2349	2/2.4/02132	214786	10/31/1989	10/30/2039	8,893	9,338	18,231
22	Nuevo Ventanas Frac. Este	55.0000	2/2.4/02133	214787	12/5/1990	12/4/2040	5,543	5,820	11,363
23	San Cayetano	350.9048	2/2.4/02134	214788	12/19/1991	12/18/2041	35,368	37,136	72,504
24	Nvo. Ventanas Frac. Oeste	195.0109	2/2.4/02135	214789	10/10/1989	10/9/2039	19,655	20,638	40,293
25	Mala Noche Oeste	280.4521	2/1.121/02111	214842	7/16/1993	7/15/2043	28,267	29,680	57,947
26	Ampl. Mina Grande	117.0668	2/1.121-2119	215332	1/31/1997	1/30/2047	11,799	12,389	24,188

		SURFACE			VALIDITY		MINING TAXES, PESOS		
27	Mala Noche Norte Frac. 1	126.0000	2/2.4/02112	215614	4/19/1994	4/18/2044	12,700	13,335	26,035
28	Mala Noche Norte Frac. 2	104.0000	2/1.121/02113	215731	4/19/1994	4/18/2044	10,482	11,006	21,488
TOTAL:		**3,470.3577**					**301,740**	**316,827**	**618,567**

SCHEDULE 1.1 (cccccc)

WATER CONCESSIONS

Water Concession # 1

Title Number	03DGO118864/10JADL09
Basin	River San Lorenzo
Hydrological Region	Sinaloa
Federal Entity	Durango
City or Delegation	San Dimas
Location	Las Truchas

Water Concession # 2

Title Number	2DGO101668/10FAGE95
Basin	Rivers Piaxtla, Elota, Quelite
Tributary	River Piaxtla
Hydrological Region	Sinaloa
Federal Entity	Durango
City or Delegation	San Dimas
Location	Tayoltita

Water Concession # 3

Title Number	03DGO101220/10FAGE05
Basin	Rios, Piaxlta, Elota, Quelite
Tributary	Gulf of California
Hydrological Region	Sinaloa
Federal Entity	Durango
City or Delegation	San Dimas
Location	Tayoltita

Water Concession # 4

Title Number	03DGO101534/10JADL08
Basin	River San Lorenzo
Tributary	River Los Remedios
Hydrological Region	Sinaloa
Federal Entity	Durango
City or Delegation	San Dimas
Location	Las Truchas

Water Concession # 5

Title Number	03DGO101536/10EAGE94
Basin	Rivers Piaxtla, Elota, Quelite
Tributary	Pacific Ocean
Hydrological Region	Sinaloa
Federal Entity	Durango
City or Delegation	San Dimas
Location	Tayoltita

Water Concession # 6

Title Number	03DGO102180/11IDGE05
Basin	River Presidio
Tributary	River Presidio
Hydrological Region	Presidio-San Pedro
Federal Entity	Durango
City or Delegation	San Dimas
Location	Mala Noche

Water Concession # 7

Title Number	03DGO111790/10JBGE99
Basin	Rivers Piaxtla, Elota, Quelite
Tributary	Arroyo Santa Rita o de la Alameda
Hydrological Region	Sinaloa
Federal Entity	Durango
City or Delegation	San Dimas
Location	Corral de Piedra

Water Concession # 8

Title Number	03SIN100129/10IAGR03
Basin	Rivers Piaxtla, Elota, Quelite
Tributary	River Piaxtla
Hydrological Region	Sinaloa
Federal Entity	Sinaloa
City or Delegation	San Ignacio
Location	San Ignacio

Water Concession # 9

Title Number	03DGO117422/10EAGE05
Basin	Rivers Piaxtla, Elota, Quelite
Hydrological Region	Sinaloa
Federal Entity	Durango
City or Delegation	San Dimas
Location	Tayoltita

Water Concession # 10

Title Number	03DGO117421/10EAGE05
Basin	Rivers Piaxtla, Elota, Quelite
Hydrological Region	Sinaloa
Federal Entity	Durango
City or Delegation	San Dimas
Location	Tayoltita

Water Concession # 11

Title Number	07DGO104081/10IDDL07
Basin	River San Lorenzo
Hydrological Region	Sinaloa
Federal Entity	Durango
City or Delegation	Santiago Papasquiaro
Location	San Juan de Camarones (METATES)

SCHEDULE 2.3

CALCULATION OF NET WORKING CAPITAL OF THE BUSINESS AS AT MARCH 31, 2010

Net Working Capital
Assets to be acquired by Mala Noche Resources
As at March 31, 2010
in USD

Accounts receivable	$	2,244,000
Prepaid and other	$	458,000
Inventories and stockpiled ore	$	4,869,000
	$	7,571,000
Accounts payable and accrued liabilities	$	8,559,000
Net working capital	$	(988,000)

SCHEDULE 3.1(g)

TITLE TO ASSETS AND PERMITTED ENCUMBRANCES

Part 1 – TITLE TO ASSETS

Desarrollos Mineros San Luis, S.A. de C.V. - DMSL

1. Temporary Occupation Agreements with Ejidos. See list of Temporary Occupation Agreements owned by DMSL in Schedule 1.1(jjjjj).

2. Permits. See list of Permits owned by DMSL in Schedule 1.1(hhhh).

3. San Dimas Mining Concessions. See list of Mining Concessions owned by DMSL in Schedule 1.1(yyyy).

4. Contracts. See list of Contracts entered into by DMSL in Schedule 1.1(cc).

5. Water Concessions. See list of Water Concessions owned by DMLS in Schedule 1.1(cccccc).

6. Ventanas Mining Concessions. See list of Ventanas Mining Concessions owned by DMSL in Schedule 1.1(yyyyy).

7. Equipment. See list of Equipment owned by DMSL attached in Schedule 1.1(mm).

Minas de San Luis, S.A. de C.V- MSL

1. Temporary Occupation Agreements with Ejidos. See list of Temporary Occupation Agreements owned by MSL in Schedule 1.1(jjjjj).

2. Contracts. See list of Contracts entered into by MSL in Schedule 1.1(cc) and see list of Union Contracts in Schedule 3.1(m).

3. Commitments. MSL is the beneficial owner of two (2) community operations. The town's only Grocery Store/Mini-market called "Promico" and the town´s only private school.

4. Owned Real Property. See attached list of Owned Real Property at Schedule 1.1 (aaaa).

Maderera Industrial de San Dimas, S. de R.L. de C.V- MISL

1. Contracts. See list of Contracts entered into by MISL in Schedule 1.1 (cc).

2. Real Property Lease. See Real Property Lease listed in Schedule 1.1(uuuu).

3. Owned Real Property. See Owned Real Property listed in Schedule 1.1(aaaa).

Luismin, S.A. de C.V.

1. Trademark. Registered owner of "Luismin" Trademark.

Servicios Administrativos Luismin, S.A. de C.V- SAL,

1. Permits. See Permits owned by SAL listed in Schedule 1.1(oo).

SLW security over the mortgage in connection with the Silver Purchase Agreement which will be discharged on or shortly after closing pursuant to the Consent Agreement between SLW, SWC, DMSL, GAL, Goldcorp and MLA dated June 1, 2010.

See Schedule 1.1(aa) for description of Contested Real Property.

SCHEDULE 3.1(h)(ii)

REAL PROPERTY AND MINING RIGHTS

See attached.

[illegible]

GERENCIA DE CONCESIONES MINERAS

DESARROLLOS MINEROS SAN LUÍS, S.A. DE C.V.

DERECHOS SOBRE MINERIA OMITIDOS SEGÚN REGISTROS DE LA DGM, CONCESIONES SAN DIMAS

No.	LOTE	EXPTE.	TITULO	VIGENCIA		SUPERFICIE	DERECHOS OMITIDOS		
				DE	A	Has.	Sem.	Año	CANTIDAD
1	San Manuel	11140	151174	3/24/1969	3/23/2019	103.8914	1°	2003	-1.00
2	Chelo	025/11861	153116	7/14/1970	7/13/2020	263.7101			
3	Resurgimiento	025/9788	165046	8/23/1979	8/22/2029	93.0000			
4	Yolanda	025/02863	165489	10/30/1979	10/29/2029	10.0000			
5	San Luis I	025/02004	165682	11/28/1979	11/27/2029	391.0784			
6	San Luis 2	042/00751	165683	11/28/1979	11/27/2029	474.4932	1°	2002	-685.00
7	San Luis 3	042/00752	165981	2/4/1980	2/3/2030	307.1817			
8	El Reliz	025/14576	166004	2/20/1980	2/19/2030	8.0000			
9	Carrizo	025/00103	166615	6/27/1980	6/26/2030	2.0000			
10	San Daniel	321.1/2/36	172411	12/15/1983	12/14/2033	322.0000			
11	Cantellona Uno	321.1/2/109	176291	8/26/1985	8/25/2035	107.7325	1°	2004	-107.00
12	Libia Estela	002/00067	177195	3/4/1986	3/3/2036	150.8840			
13	Promontorio	025/02510	177828	4/26/1986	4/25/2036	2.0000			
14	San Miguel	002/00233	178935	10/28/1986	10/27/2036	86.0000			
15	San Vicente Frac. Suroeste	002/00244	179299	12/8/1986	12/7/2036	200.0000			
16	Ampl. El Reliz	321.1/2/110	179854	3/23/1987	3/22/2037	98.2607			
17	La Castellana	321.1/2-30	180164	3/24/1987	3/23/2037	89.8893			
18	Hueco 2	909/00275	180165	3/24/1987	3/23/2037	0.0917			
19	Juan Manuel	321.1/9-35	180280	3/24/1987	3/23/2037	16.1399			
20	A. Noche Buena en Frapop.	002/00234	180679	7/14/1987	7/13/2037	233.5580			
21	San Vicente Frac. Norte	321.1/2-245	180931	8/14/1987	8/13/2037	430.0000			
22	Noche Buena en Frapopan	002/00248	182516	7/15/1988	7/14/2038	400.0000			
23	Am. Nvo. Contraestaca F.B.	002/00396	183080	11/25/1988	11/24/2038	405.7190			
24	Guarisamey III	321.1/2-416	184239	2/15/1989	2/14/2039	115.1343			
25	Am. Nvo. Contraestaca F.A.	321.1/2-395	184991	12/13/1989	12/12/2039	318.8020			
26	El Favorable	321.1/9-428	185109	12/14/1989	12/13/2039	451.9589			
27	Hueco 1	321.1/2-87	185138	12/14/1989	12/13/2039	0.3607			
28	Nvo. Contraestaca F.W.	321.1/2-323	185479	12/14/1989	12/13/2039	324.0000			
29	Armida Sur	321.1/2-540	185763	12/14/1989	12/13/2039	5.5441			
30	La Fe	321.1/2-625	185842	12/14/1989	12/13/2039	38.9081			
31	Juan Manuel Dos	321.1/2-31	185863	12/14/1989	12/13/2039	3.7207			
32	Guarisamey Frac. B	321.1/2-588	185881	12/14/1989	12/13/2039	330.4353			
33	Guarisamey Frac. A	321.1/2-587	185892	12/14/1989	12/13/2039	377.4930			
34	Armida Sur Frac. II	321.1/2-623	186277	3/22/1990	3/21/2040	7.9381	2°	2003	-1.00
35	Am. Nvo. Contraestaca F.C.	321.1/2-397	186376	3/29/1990	3/28/2040	474.4759			
36	San Miguel I	321.1/2-645	186901	5/17/1990	5/16/2040	172.0582			
37	San Miguel 2	321.1/2-646	186902	5/17/1990	5/16/2040	452.0000			
38	Hueco Guarisamey	321.1/2-670	186949	5/17/1990	5/16/2040	0.1851			
39	Armida Sur Frac. I	321.1/2-601	189876	12/6/1990	12/5/2040	0.7607	1°	2000	-37.00
40	Hueco Tayolita	321.1/2-717	191055	4/29/1991	4/28/2041	27.8795			
41	La Soledad	321.1/2-700	193661	12/19/1991	12/18/2041	20.5031	2°	2000	-1.00
42	Juan Manuel Tres	321.1/2-619	194784	6/15/1992	6/14/2042	334.5201			
43	Guarisamey II	321.1/2-514	198198	8/25/1992	8/24/2042	99.4604			
44	Armida	321.1/2-325	195215	8/25/1992	8/24/2042	98.2417	2°	2001	-1.00
45	Nuevo Contraestaca F. Este	321.1/2-324	196309	7/16/1993	7/15/2043	376.0000			
46	Guarisamey IV Frac. A	2/1.3/1004	196363	7/16/1993	7/15/2043	319.6344			
47	Tayolita Norte	2/1.3/00995	196367	7/16/1993	7/15/2043	2,696.2912			
48	Ampl. SW Contraestaca	2/1.3/1025	198339	11/19/1993	11/18/2043	662.6165			
49	Alicia II	2/1.3/1033	198408	11/26/1993	11/25/2043	204.4142			
50	Tayolita	2/1.3/1039	198571	11/30/1993	11/29/2043	2,319.5200			
51	Tayolita Oeste	2/1.3/1031	201565	10/11/1995	10/10/2045	1,395.0000			
52	Guarisamey V Frac. 1	2/1.3/1229	203798	9/30/1996	9/29/2046	332.0000			
53	Guarisamey V Frac. NE	2/1.3/1231	203799	9/30/1996	9/29/2046	255.4238			
54	Guarisamey Sur	2/1.3/1547	208834	12/15/1998	12/14/2048	3,025.8239	2°	2000	-341.00
55	Guarisamey Norte	2/1.3/1549	209306	4/8/1999	4/8/2049	499.7110	1°	2005	-1,125.00
56	Contraestaca Norte	2/1.3/1441	209592	8/3/1999	8/2/2049	237.0814	1°	2004	-488.00
							1°	2004	-572.66
57	Guarisamey IV Frac. B	2/1.3/1548	209608	8/3/1999	8/2/2049	320.7168	2°	2003	-126.84
							2°	2003	-65.00
58	San Luis Norte 1	025/25313	215251	2/14/2002	2/13/2052	174.8316	1°	2004	-320.00
59	San Luis Norte 2	025/25314	215252	2/14/2002	2/13/2052	69.6208	1°	2004	-5.00
60	San Luis Norte 3	025/25315	215253	2/14/2002	2/13/2052	638.8894	1°	2004	-57.00
61	Ampl. Tayolita Nte.	2/1.121-2117	215331	4/18/1994	4/18/2044	1,949.6447			
62	Tayolita Sur	2/2.4/02118	235615	12/12/1995	12/11/2045	783.7122	1°	2004	-784.00
							1°	2006	-32,775.05
63	Tahonitas	025/31180	221059	11/14/2003	11/13/2053	283.0000	2°	2006	-32,775.00
64	San Miguel 3	2/1/02438	223670	2/2/2005	2/1/2055	3.4720	1°	2005	-37.00
65	Guarisamey Suroeste	2/1/02479	223782	2/15/2005	2/14/2055	358.3774	1°	2006	-13.00
66	Fos. Ampl. [illegible]	025/34263 *				71.0910			
TOTAL HECTAREAS:						24,965.5105			

SCHEDULE 3.1(l)

EMPLOYEES

See attached.

[**Redacted** – Employees]

SCHEDULE 3.1(m)

COLLECTIVE AGREEMENTS

1. 2009-2011 Collective Employment Agrement among Minas de San Luis S.A. de C.V., and Sindicato Nacional de Trabajadores Mineros, Metalurgicos y Similares de la Republica Mexicana.

2. 2009–2011 Collective Employment Agreement among Minas de San Luis S.A. de C.V., Unidad Tayoltita, and Sindicato Nacional de Trabajadores Mineros, Metalurgicos y Similares de la Replublica Mexicana.

3. 2007-2009 Collective Employment Agreement among Minas de San Luis S.A. de C.V., Unidad Tayoltita, and Sindicato Nacional de Trabajadores Mineros, Metalurgicos y Similares de la Republica Mexicana.

SCHEDULE 3.1(n)

VENDOR CONSENTS

Part A

1. Acknowledgment of assignment from counterparties to each of the assignable Contracts listed in Schedule 1.1(cc).

2. Post-Closing notice to the Regulatory Energy Commission and request for transfer of energy permit listed as item 10 and 11 of Schedule 1.1(hhhh).

3. Post-Closing notice to the National Water Commission in connection with transfer of Water Concessions listed in Schedule 1.1(cccccc).

4. Consent from Ejidos to transfer each of the Temporary Occupancy Agreements listed in Schedule 1.1(jjjjj).

5. Notice to Union in respect of substitution of employer, consent to assignment of Collective Agreement and filing with Labor Court to transfer each of the Collective Contracts listed in Schedule 3.1(m).

Part B

1. Mexican Federal (Anti-Trust) Commission consent.

2. Consent from Leasing Operations de Mexico, S. de R.L. de C.V. in connection with the Master Lease Agreement between DMSL and Leasing Operations de Mexico, S. de R.L. de C.V. dated March 31, 2008, subject to Section 6.10 of the Agreement.

3. Consent from Atlas Copco Mexicana, S.A. de C.V. in connection with the Mining Equipment Lease Agreement between Atlas Copco Mexicana, S.A. de C.V. and DMSL dated May 23, 2008, subject to Section 6.10 of the Agreement.

SCHEDULE 3.1(o)

EMPLOYEE PLANS

See attached.

[**Redacted** – Employee Plans]

SCHEDULE 3.1(p)

EXCEPTIONS TO SUFFICIENCY OF PURCHASED ASSETS

1. Excluded Assets.

2. No explosives will be transferred to the Purchaser on Closing, as the Vendors do not have the requisite permit in order to sell explosives.

3. With the exception of the Gemcom software, no other software licenses can be transferred. The Purchaser will need to obtain such software licenses on their own.

4. The Purchaser acknowledges that it will not have purchased the Twin Otter Airplane (DH-6) and the Helicopter Messersschmidt Bolkow on Closing, however, the Purchaser will be entering into a Transition Services Agreement with TATSA, whereby TATSA will provide certain services (as described in the Transition Services Agreement) that the Purchaser requires in connection with the Twin Otter and Helicopter. Further, the Purchaser will be entering into an Aircraft Sale Agreement on Closing in connection with purchase of the Twin Otter and Helicopter.